UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2012

Shaw Communications Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Alberta ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 900 630 - 3rd Avenue S.W. Calgary, Alberta T2P 4L4
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Press Release dated October 25, 2012 - Shaw Declares Dividend payable on
Preferred Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: October 25, 2012	By:	Steve Wilson
	Name:	Steve Wilson
	Title:	Sr. V.P., C.F.O.

EXHIBIT INDEX

Exhibit No.	Description

99	Shaw Declares Dividend on Preferred Shares